UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-53816

KMP FUTURES FUND I LLC
(Exact name of registrant as specified in its charter)
680 Fifth Avenue, Suite 1901 New York, NY 10019 (212) 596-3480
(Address, including zip code, and telephone number, including area code, or registrant’s principal executive offices)
Limited Liability Company
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) X

Rule 12g-4(a)(2) ☐

Rule 12h-3(b)(1)(i) ☐

Rule 12h-3(b)(1)(ii) ☐

Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities indicated on February 2, 2017.

KMP FUTURES FUND I LLC
(Registrant)

	By:	Kenmar Preferred Investments LLC
its Managing Member

Date: February 2, 2017	By:	/s/ James Parrish
	Name:	James Parrish
	Title:	President